Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196302

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.

SUPPLEMENT NO. 1, DATED SEPTEMBER 23, 2014,
TO THE PROSPECTUS, DATED AUGUST 20, 2014

This prospectus supplement, or this Supplement No. 1, is part of the prospectus of American Realty Capital Healthcare Trust III, Inc., dated August 20, 2014, or the Prospectus. This Supplement No. 1 supplements, modifies or supersedes certain information contained in our Prospectus and should be read in conjunction with our Prospectus. This Supplement No. 1 will be delivered with the Prospectus. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 1 is to, among other things:

•	update disclosure relating to the NAV pricing date;
•	update disclosure relating to the market overview;
•	update disclosure relating to management;
•	update disclosure relating to management compensation;
•	update disclosure relating to our investment strategy, objectives and policies; and
•	Replace Appendix C — American Realty Capital Healthcare Trust III, Inc. Pre-Escrow Break Subscription Agreement.

PROSPECTUS UPDATES

Cover Page

The sixth sentence of the first paragraph on the cover page of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Beginning with the NAV pricing date (as described below), the per share price for shares in our primary offering and our DRIP will vary quarterly and will be equal to our per share net asset value, or NAV, as determined by our advisor, divided by the number of shares of our common stock outstanding as of the end of the business day immediately preceding the day on which we make our quarterly periodic filing, plus, in the case of our primary offering, applicable commissions and fees. For purposes of this prospectus, the NAV pricing date means the date on which we file our Quarterly Report on Form 10-Q (or our Annual Report on Form 10-K should such filing constitute the applicable quarterly financial filing) with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, for the second full fiscal quarter following the earlier of (i) the date on which we have invested all of the net proceeds of our primary offering, plus the net proceeds from debt financing equal to our target leverage ratio, but excluding working capital reserves and facilities and (ii) August 26, 2017, which is three years from the effective date of this offering. If, due to rules that may be adopted by the Financial Industry Regulatory Authority, or FINRA, contractual obligations in the selling agreements between our participating broker dealers and the Dealer Manager, or rules that may be adopted by the SEC or the states, we publish an estimated per share value during this offering, then our board of directors may change the offering price of shares offered in the primary offering as well as the price at which shares are being offered pursuant to our DRIP. We will file a post-effective amendment to this registration statement to reflect any change in the price, after the NAV pricing date, that is more than 20% higher or lower than the $25.00 per share or $23.75 per share price, as applicable, listed in this offering.”

Prospectus Summary

The following bullet is hereby added under the question “What conflicts of interest will your advisor and its affiliates face?” on page 10 of the Prospectus.

“•	We have entered into an investment opportunity allocation agreement with ARC HT and ARC HT II, which may result in us not being able to acquire separate properties identified by our advisor and its affiliates.”

Market Overview

The following disclosure hereby replaces the disclosure set forth under the headings “Market Overview — Business Overview,” “Market Overview — Healthcare Industry” and “Market Overview — Demographics” beginning on page 82 of the Prospectus.

“Business Overview

We will invest primarily in real estate serving the healthcare industry principally in the United States. We seek to acquire a diversified portfolio of healthcare-related assets, focusing predominantly on medical office buildings, or MOBs, and seniors housing. Additionally, we will selectively invest across the healthcare continuum in hospitals, post-acute care facilities and other healthcare-related properties.

Healthcare Industry

Healthcare is the single largest industry in the United States based on Gross Domestic Product, or GDP. According to the National Health Expenditures Projections, 2012 – 2022 report by the Centers for Medicare and Medicaid Services, or CMS: (i) national health expenditures are projected to grow 6.1% in 2014 and 5.8% in 2015; (ii) the average compounded annual growth rate for national health expenditures, over the projection period of 2015 through 2022, is anticipated to be 6.2%; and (iii) the healthcare industry (currently a $2.8 trillion industry) is projected to reach $5 trillion and 19.9% of GDP by 2022.

Healthcare Expenditures as a % of GDP

Source: “National Expenditure Projections 2012 – 2022. Centers for Medicare & Medicaid Services, Office of the Actuary. http://www.cms.gov/Research-Statistics-Data-and-Systems/Statistics-Trends-and-Reports/NationalHealthExpendData/downloads/proj2012.pdf

This growth in expenditures has led to significant growth in healthcare employment. According to the U.S. Department of Labor’s Bureau of Labor Statistics, occupations and industries related to healthcare are projected to add the most new jobs between 2012 and 2022. Healthcare employment is projected to grow faster than any other industry in the U.S. at an annual rate of 2.6%, adding 5 million jobs between 2012 and 2022 and accounting for nearly one-third of the total projected increase in employment. According to the National Health Expenditure Projections 2012 – 2022 report, improving economic conditions, the Affordable Care Act (ACA) coverage expansions and the aging of the population will drive faster projected growth in health spending in 2014 and beyond. We believe the continued growth in employment in the healthcare industry, particularly the outpatient and ambulatory sectors, will lead to growth in demand for medical office buildings and other facilities that serve the healthcare industry.

Annual U.S. Employment Growth Rate (2012 – 2022)

Source: “National Expenditure Projections 2012 – 2022 Table 2: National Health Expenditure Amounts with the Impacts of the Affordable Care Act, and Annual Percent Change by Type of Expenditure: Calendar Years 2006 – 2022. Centers for Medicare & Medicaid Services, Office of the Actuary.
Bureau of Labor Statistics, U.S. Department of Labor, Employment Projections 2012 – 2022, December 19, 2013

In addition to the growth in national health expenditures and corresponding increases in employment in the healthcare sector, the nature of healthcare delivery continues to evolve due to the impact of government programs, regulatory changes and consumer preferences. We believe these changes have increased the need for capital among healthcare providers and increased incentives on these providers to develop more efficient real estate solutions in order to enhance the delivery of quality healthcare. In particular, we believe the following factors and trends are creating an attractive environment in which to invest in healthcare properties.

Aging Demographics Drive Demand

The aging of the U.S. population has had a direct effect on the demand for healthcare, as older persons, especially those aged 65 and older, generally utilize healthcare services at a rate well in excess of those under the age of 65. The first wave of ‘Baby Boomers,’ the largest segment of the U.S. population, began turning 65 in 2011. According to U.S. Census Bureau figures, the U.S. population aged 65 and older is expected to nearly double over the next 25 years, resulting in a projected increased in both the number of aged enrollees in Medicaid and eventually the rate of long-term care expenditure growth. In addition, the population of 85+ seniors is growing at three times the national average.

Projected Change in U.S. Population (2015 – 2060)

Sources: Projections for 2010 through 2050 are from: Table 12. Projections of the Population by Age and Sex for the United States: 2010 to 2050 (NP2008-T12),
Data: CMS.gov, US Centers for Disease Control and Prevention, US Census Bureau, AHA Hospital Statistics, BLS.gov / Sources: US Census Bureau, CBO, RBC Capital Markets, Sg2, ESRI

According to the Centers for Medicare & Medicaid Services, those over age 65 account for an estimated one-third of all U.S. healthcare spending. The population of those over age 65 is expected to grow by 17 million individuals over the next 10 years.

Annual Physician Office Visits by Age

Aging Population = Increasing HC Spending

Sources: Marcus & Millichap Research Services “Medical Office Research Report” 2014, AAMC, Bureau of Labor Statistics, CBO, CoStar Group, Inc., Economy.com, Real Capital Analytics, US Census Bureau
Data: CMS.gov, US Centers for Disease Control and Prevention, US Census Bureau, AHA Hospital Statistics, BLS.gov

Additionally, diseases that were once life-threatening are now being treated with specialized medical care and an arsenal of new pharmaceuticals and advances in research, diagnostics and surgical procedures, along with a focus on healthier lifestyles, are allowing people to live longer lives. We believe the aging population, coupled with technological advances, will not only increase utilization, but will drive higher volumes of outpatient visits, creating a growing need for outpatient care facilities and medical office buildings.

Affordable Care Act

We believe that the arrival of healthcare reform in the United States will result in a significant increase in the demand for medical services due to increased access, policy changes and the continued evolution of care. The Patient Protection and Affordable Care Act (ACA), which was signed into law on March 23, 2010, is estimated to increase health spending by approximately $621 billion over the ten year period from 2012.

According to the Centers for Medicaid Service, for 2015 through 2018, average growth in physician and clinical services is expected to average 5.5% per year, due to increased demand for services associated with the continuing coverage expansions.

From 2012 through 2021, the ACA is expected to add a total of $514 billion to aggregate Medicaid expenditures, an increase of about 9% over projections of Medicaid spending without the impact of the legislation, according to the CMS 2012 Actuarial Report. By 2022, the ACA is projected to reduce the number of uninsured people by 30 million. Medicaid enrollment is projected to increase by 6.0 percent on average, adding around 18 million individuals by 2021.

Sources: National Health Expenditure Projections 2012-2022. Centers for Medicare & Medicaid Services, Office of the Actuary 2012 Actuarial Report

Sources: National Health Expenditure Projections 2012 – 2022. Centers for Medicare & Medicaid Services, Office of the Actuary 2012 Actuarial Report

These policy changes, along with overall demographic trends and increased medical spending, are expected to drive demand for medical office space. Due to rising costs, reduced reimbursements and elevated accountability for physicians, efficient and flexible work space for the delivery of services located closer to patient population centers will increase the demand for multi-tenant medical office buildings, outpatient care facilities and ambulatory settings. The need to increase efficiency and curb costs, along with the overall evolution of the healthcare sector, including a shift to a more patient-centric care delivery model, continues to encourage off-campus expansion.

Deeply Fragmented Ownership

In addition to the expected growth in demand for healthcare related services, there is significant opportunity to invest in healthcare real estate. The Journal of Real Estate Portfolios’ research report on “Slicing, Dicing, and Scoping the Size of the U.S. Commercial Real Estate Market” estimates that there is more than $1 trillion in healthcare real estate in the United States. According to the National Association of Real Estate Investment Trusts, there are 15 REITs in the Health Care sector, with a total equity market capitalization of $83.2 billion (data as of June 30, 2014). We believe the highly fragmented ownership within the healthcare real estate market creates a compelling environment for REITs due to ample investment opportunity. Based on our internal estimates, we believe that less than 10% of all healthcare assets in the U.S. are owned by REITs.

Healthcare Real Estate Market

Sources: NAREIT ‘REITWatch’ July 2014. Annual Returns for the FTSE NAREIT US Real Estate Index Series Table. Data as of June 30, 2014.”

Management

The following disclosure hereby replaces the third and fourth sentences under the section “Audit Committee” on page 91 of the Prospectus.

“One of our independent directors, P. Sue Perrotty, qualifies as an audit committee financial expert and is the chairman of the audit committee.”

The following disclosure hereby replaces the first sentence in the fourth to last paragraph of the section “The Advisor” on page 102 of the Prospectus.

“Our independent directors may elect to terminate the advisory agreement.”

The following disclosure hereby replaces the sixth sentence in the second to last paragraph of the section “The Advisor” on page 102 of the Prospectus.

“Our advisor may assign the advisory agreement upon approval of a majority of our directors (including a majority of our independent directors).”

Investment Strategy, Objectives and Policies

The third sentence of the third paragraph under the heading “Investment Company Act Considerations” on page 149 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“We expect that most, if not all, of the company’s wholly owned and majority-owned subsidiaries will not rely on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act.”

Subscription Agreement

The form of subscription agreement included as Appendix C to this Supplement No. 1 hereby replaces Appendix C to the Prospectus.

APPENDIX C

EFFECTIVE SEPTEMBER 23, 2014: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

3

IMPORTANT: Send all paperwork directly to the custodian.

Note: This section is only for accounts specified in Section 2b and not for Custodial Accounts for Minors.

Custodial Ownership *(Must be completed by Custodian/Trustee for accounts identified in Section 2b)*

Name of Trust or Business Entity *(Does not apply to IRA accounts)*

Name of Custodian or Trustee

Mailing Address

City, State, Zip

Business Phone

Custodian/Trust/Business Entity Tax ID#

Account #

Name of Custodian or Other Administrator

4

IMPORTANT: Investor Information is required.

Note: Please provide all necessary corporate documents, partnership agreement, or trust powers (specified in Section 2) to establish authority to act.

Investor Information

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Other ______

Name of Account Owner

Date of Birth

Social Security Number or Taxpayer ID #

Legal Address (No P.O. Boxes)

City, State, Zip

Citizenship: *Please indicate Citizenship Status* ***(Required)***

☐ **U.S. Citizen** ☐ **Resident Alien** ☐ **Non-Resident Alien*** ☐ **Employee, Affiliate or Board Member**

NOTE: Any and all U.S. Taxpayers are required to complete the attached substitute IRS Form W-9 (the "Substitute Form W-9") in Section 6b.

* If non-resident alien, investor must submit the appropriate IRS Form W-8 **(W-8BEN, W-8ECI, W-8EXP or W-8IMY)** in order to make an investment. **(Again, if a foreign national who is, in fact, a U.S taxpayer, complete the attached Substitute Form W-9.)**

Employer: ______ ☐ RETIRED

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Other ______

Name of Joint Account Owner or Minor

Entity Name

Date of Birth

Social Security Number or Taxpayer ID#

If Non-U.S. Citizen, specify Country of Citizenship

Mailing Address (if different than legal address)

City, State, Zip

Home Phone

Business Phone

Government ID: ***(Foreign Citizens only)*** *Identification documents must have a reference number and photo. Please attach a photocopy.*

Place of Birth: ______
City State/Province Country

Immigration Status: ☐ Permanent resident ☐ Non-permanent resident ☐ Non-resident

Check which type of document you are providing:

☐ US Driver's License ☐ INS Permanent resident alien card ☐ Passport with U.S. Visa

☐ Employment Authorization Document ☐ Passport without U.S. Visa Bank Name (required): ______

Account No. (required): ______

☐ Foreign national identity documents Bank Name (required): ______

Phone No. (required): ______

Number for the document checked above and country of issuance: ______

CALIFORNIA INVESTORS: ALL CERTIFICATES REPRESENTING SHARES WHICH ARE SOLD IN THE STATE OF CALIFORNIA WILL BEAR THE FOLLOWING LEGEND CONDITIONS: IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS FOR THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES. *Any subscriber seeking to purchase shares pursuant to a discount offered by us must submit such request in writing and set forth the basis for the request. Any such request will be subject to our verification.*

EFFECTIVE SEPTEMBER 23, 2014: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

5 Distributions

Complete this section to enroll in the Distribution Reinvestment Plan or to elect how you wish to receive your distributions.[1]

Note: Qualified accounts may not direct distributions without the custodian's approval. Please also note that all custodial account distributions not reinvested pursuant to the distribution reinvestment plan will be directed to the custodian.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.

- *I hereby subscribe for Shares of American Realty Capital Healthcare Trust III, Inc. and elect the distribution option indicated.*

☐ **Reinvest/Distribution Reinvestment Plan**[2] *Investor elects to participate in the Distribution Reinvestment Plan described in the Prospectus and reinvests the entire cash distribution.*

☐ **Mail Check** to the address of record

☐ **Send to Custodial Account** listed in Section 3

☐ **Cash/Direct Deposit**[3] *Send check/direct deposit to third party financial institution in Section 5a below. (Non-Custodian Investors only)*

☐ **Volume Discount: To be completed by purchaser after discussion with broker-dealer.**

1 *Distributions may be funded from borrowings, offering proceeds, or proceeds from the sale of assets, which may constitute a return of capital and significantly reduce the amount of capital available for investment by American Realty Capital Healthcare Trust III, Inc. Any capital returned to investors through distributions will be returned after certain fees and expenses are paid to the sponsor of this offering or its affiliates.*

2 *We request that an investor who elects to have distributions reinvested notify the applicable program and the broker-dealer in writing if at any time during his or her participation in the distribution reinvestment plan, there is any material change in the stockholder's financial condition or inaccuracy of any representation under the subscription agreement for such stockholder's initial purchase of our shares.*

3 *I/we authorize American Realty Capital Healthcare Trust III, Inc. or its agent, American National Stock Transfer, LLC, by or through a third party provider, (collectively referred to as "Issuer") to deposit my/our distribution/dividend to my/our checking or savings account. This authority will remain in force until I/we notify the Issuer in writing to cancel it. If the Issuer deposits funds erroneously into my/our account, they are authorized to debit my/our account for an amount not to exceed the amount of the erroneous deposit. The above services cannot be established without a pre-printed voided check. For electronic funds transfers, signatures of bank account owners are required exactly as they appear on the bank records. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below. Investors' ability to sell shares pursuant to the Share Repurchase Program is subject to numerous restrictions. The Share Repurchase Program may be suspended or terminated at any time and individual requests for redemption may not be honored. Investors may not be able to sell their shares.*

5a

Please complete this section if you should wish to direct distributions (non-custodial accounts) to the registered owner's checking or savings account or to a party other than the registered owner.

Name of Third Party Financial Institution ______________________

Mailing Address ______________________

City, State, Zip ______________________

Account # ______________________

Bank's ABA/Routing # ______________________

☐ **Checking Account** *(must enclose voided check)* ☐ **Savings Account** *(subject to bank verification)*

ELECTRONIC DELIVERY ELECTION

Electronic Delivery of stockholder communication is available and if you would prefer to receive such communications and statements electronically, please affirmatively elect to do so by checking the offering for which you elect to receive the electronic delivery of stockholder communications and statement notifications, and signing below where indicated:

☐ **American Realty Capital Healthcare Trust III, Inc.**

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of stockholder communications and statement notifications. By consenting below to electronically receive stockholder communications, including your account-specific information, you authorize said offering(s) to either (i) e-mail stockholder communications to you directly or (ii) make them available on each offering's respective Web site and notify you by e-mail when such documents are available and how to access the documents.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

Sign below if you consent to the electronic delivery of documents including annual reports, proxy materials, and any other documents that may be required to be delivered under federal or state securities laws as well as account-specific information such as quarterly account statements or tax information. Your consent will be effective until you revoke it. In addition, by consenting to electronic access, you will be responsible for your customary Internet Service Provider charges in connection with access to these materials. E-mail address in the section below is required. Please carefully read the following representations before consenting to receive documents electronically. By signing this box and consenting to receive documents electronically, you represent the following: **(a)** I acknowledge that access to both Internet e-mail and the World Wide Web is required in order to access documents electronically. I may receive by e-mail notification the availability of a document in electronic format. The notification e-mail will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download and print the document from my computer. I acknowledge that there may be costs associated with the electronic access, such as usage charges from my Internet provider and telephone provider, and that these costs are my responsibility. **(b)** I acknowledge that documents distributed electronically may be provided in Adobe's Portable Document Format (PDF). The Adobe Reader® software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com . The Reader software must be correctly installed on my system before I will be able to view documents in PDF format. Electronic delivery also involves risks related to system or network outage that could impair my timely receipt of or access to stockholder communications. **(c)** I acknowledge that I may receive at no cost from American Realty Capital Healthcare Trust III, Inc. a paper copy of any documents delivered electronically by calling Realty Capital Securities, LLC at 877-373-2522 from 9:00 am to 5:00 pm EST Monday-Friday. **(d)** I acknowledge that if the e-mail notification is returned to American Realty Capital Healthcare Trust III, Inc. as "undeliverable", a letter will be mailed to me with instructions on how to update my e-mail address to begin receiving communication via electronic delivery. I further understand that if American Realty Capital Healthcare Trust III, Inc. is unable to obtain a valid e-mail address for me, American Realty Capital Healthcare Trust III, Inc. will resume sending a paper copy of its filings by U.S. mail to my address of record. **(e)** I acknowledge that my consent may be updated or cancelled, including any updates in e-mail address to which documents are delivered, at any time by calling Realty Capital Securities, LLC at 877-373-2522 from 9:00 am to 5:00 pm EST Monday-Friday.

Owner Signature ______________________ Date (mm/dd/yyyy) __________

Co-Owner Signature (if applicable) ______________________ Date (mm/dd/yyyy) __________

Joint Accounts: If your Social Security number is the primary number on a joint account and you opt-in to electronic delivery, each consenting stockholder must have access to the e-mail account provided.

My e-mail address is ______________________

Your e-mail address will be held in confidence and used only for matters relating to your investments.

6b Continued

Guidelines for Certification of Taxpayer Identification Number ("TIN") on Substitute Form W-9 *(Continued)*

The following codes identify payees that are exempt from backup withholding:

1 – An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)
2 – The United States or any of its agencies or instrumentalities
3 – A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities
4 – A foreign government or any of its political subdivisions, agencies, or instrumentalities
5 – A corporation
6 – A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States
7 – A futures commission merchant registered with the Commodity Futures Trading Commission
8 – A real estate investment trust
9 – An entity registered at all times during the tax year under the Investment Company Act of 1940
10 – A common trust fund operated by a bank under section 584(a)
11 – A financial institution
12 – A middleman known in the investment community as a nominee or custodian
13 – A trust exempt from tax under section 664 or described in section 4947

For interest and dividends, all listed payees are exempt except payees listed in category 7. For broker transactions, payees listed in categories 1 through 4 and 6 through 11 and all C corporations are exempt. For broker transactions, S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Exempt payees described above should complete the Substitute Form W-9 to avoid possible erroneous backup withholding. ENTER YOUR TAXPAYER IDENTIFICATION NUMBER AND ANY APPLICABLE EXEMPT PAYEE CODE, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Exemption from FATCA Reporting Code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

A – An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)
B – The United States or any of its agencies or instrumentalities
C – A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities
D – A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)
E – A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)
F – A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state
G – A real estate investment trust
H – A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940
I – A common trust fund as defined in section 584(a)
J – A bank as defined in section 581
K – A broker
L – A trust exempt from tax under section 664 or described in section 4947(a)(1)
M – A tax exempt trust under a section 403(b) plan or section 457(g) plan

Privacy Act Notice

Section 6109 requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS also may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS also may disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties also may apply.

Penalties

- *Failure to Furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.*
- *Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no backup withholding, you are subject to a $500 penalty.*
- *Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.*
- *Misuse of TINs. If the requester discloses or uses taxpayer identification numbers in violation of Federal law, the payer may be subject to civil and criminal penalties.*

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS.